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                                                                     Exhibit 4.3

                               [IXATA LETTERHEAD]



August 6, 1999


Ms. Cheryl Monblatt
406 Bay Berry Place
Encinitas, CA 92024

Dear Ms. Monblatt,

As discussed we are pleased to offer you the position of Director of Investor Relations at IXATA.com

We are anticipating your start date as August 23, 1999, at a retainer of $5,000 per month. Our understanding is that upon IXATA securing our next round of major funding, your compensation would increase to $105,000 and you would assume these duties on a full time basis.

As an incentive, we have agreed you would receive 10,000 shares as upon commencement of your duties, which shares will vest at your first anniversary of employment. Additionally you can purchase up to 25,000 shares at 80% of market price TBD at the most recent 30 day trading period prior to the date of your intention to exercise. During your fist 60 days of employment, we will lay out an incentive stock option plan based on specific performance, to be mutually agreed upon.

We are looking forward to having you on board.

Sincerely,


/s/ Fred Gluckman
------------------------
Fred Gluckman
Chairman of the Board
IXATA.com